Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following is being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

Salesforce’s Bret Taylor Talks Tableau and the ‘New Normal’ Among Businesses

The Information

Kevin McLaughlin

June 19, 2019

https://www.theinformation.com/articles/salesforces-bret-taylor-talks-tableau-and-the-new-normal-among-businesses

Throughout his career, Bret Taylor helped create some of the most widely used services on the internet, including GoogleMaps and Facebook’s “like” button.

Now, as president and chief product officer at Salesforce, he is helping the company move beyond its roots in cloud-based customer management software into tools that businesses can use to better understand the data they generate. Last week, Salesforce took a big leap in that direction by announcing the $15.7 billion acquisition of Tableau Software, a maker of data analytics tools. In an interview, Mr. Taylor said the Tableau deal—the largest in Salesforce’s history—stemmed from its growing desire, along with that of its customers, to understand trends in their businesses.

“We have more data than ever before, so actually seeing and understanding it is harder than it was ever before,” Mr. Taylor said. “When we got to know Tableau…it felt like a really great fit for that reason.”

Mr. Taylor also acknowledged that the agreement was part of a recent shift for Salesforce away from an exclusive focus on applications that run in the cloud, rather than on software customers run on their own computers. For many years, Salesforce was so militant in its belief that business customers should stop buying traditional application software—and instead shift to cloud services—that its executives wore buttons with the word “Software” crossed out on them. Most of its acquisitions broadened Salesforce’s portfolio of cloud-based applications.

But last May, Salesforce spent $6.5 billion to buy MuleSoft, a provider of integration software that runs both in the cloud and inside the private data centers that business customers operate themselves. The same is true of Tableau’s products.

“The fact that we’re willing to go into those areas reflects our approach to innovation—that there’s not one approach for every technology and every job that technology is hired to do. And we’re willing to explore all those options,” Mr. Taylor said.

The Tableau and MuleSoft deals highlight a trend among cloud companies that are doing more to cater to customers who aren’t ready to move entirely to the cloud. Microsoft and Amazon Web Services—the two biggest providers of cloud computing services—have both struck partnerships that let businesses weave together computing jobs running in their clouds with those in private data centers. Mr. Taylor calls that mix-and-matching “the new normal” among business customers.

Asked if Salesforce would consider offering versions of its primary products—including its market-leading customer service and management software—that customers can run in their own data centers, Mr. Taylor said Salesforce is “always willing to consider opportunities that make sense for our customers.” But the cloud-based software model, he said, is still the company’s focus.

Salesforce, which celebrated its 20th anniversary in February, is also known as a pioneer of the software-as-a-service model. That allows companies to buy access to applications through subscriptions, avoiding the cost of managing and maintaining the software themselves.

Its growth has turned Salesforce into one of the biggest success stories in tech, with shares that have tripled over the past five years and a market capitalization of $117 billion. For its 2020 fiscal year, which ends next January, the company expects $16.25 billion in sales, up 22% from the prior year.

The software-as-a-service model is now widely embraced by companies across the industry, including a wave of companies that have gone public recently or plan to, such as the video conferencing provider Zoom and business messaging provider Slack. Tableau also saw a big jump in its share price in recent years after making a push to embrace subscriptions. Mr. Taylor declined to discuss the Tableau deal at length, citing Securities and Exchange Commission rules against discussion of pending deals.

Many of those so-called enterprise technology companies aren’t likely to remain independent. The sector has seen a steady drumbeat of consolidation over more than a decade, including Oracle’s $7.2 billion acquisition of Sun Microsystems, Dell’s $67 billion acquisition of EMC and Microsoft’s $26.2 billion purchase of LinkedIn. Mr. Taylor said there is still room for startups to emerge and become the next big company. Mr. Taylor came to Salesforce in 2016 when it agreed to pay $750 million to acquire his startup, Quip, a maker of cloud productivity applications.

“Now we’re in a period of consolidation perhaps, but I firmly believe that given the platforms around us are changing so rapidly, it’s creating opportunities for innovative new businesses with new approaches to technology,” said Mr. Taylor.

It is fair to say Mr. Taylor is facing less public scrutiny than he would have had he remained at his old employer, Facebook, where he was chief technology officer around the time of the company’s IPO. The company has faced scorching attacks by critics over its impact on society, including by Salesforce’s co-CEO Marc Benioff, who has called Facebook the “new cigarettes.”

Mr. Taylor declined to directly comment on the controversies around Facebook, but he said people are now treating social media platforms differently because of their impact. “Society’s expectations of these platforms have changed,” he said.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (“Salesforce”), its acquisition subsidiary or Tableau Software, Inc. (“Tableau”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Salesforce and its acquisition subsidiary will file a tender offer statement on Schedule TO, Salesforce will file a registration statement on Form S-4 and Tableau will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. TABLEAU STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF TABLEAU SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Tableau stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge under the Financials heading of the Investor Relations section of Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Tableau will be available free of charge under the SEC filings heading of the Investor section of Tableau’s website at https://investors.tableau.com or by contacting Tableau’s Investor Relations department at ir@tableau.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, Salesforce and Tableau file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Salesforce and Tableau at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Salesforce’s and Tableau’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to Salesforce, Tableau and the acquisition of Tableau by Salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, Salesforce’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Salesforce or Tableau, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Salesforce to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Tableau’s shares being validly tendered into the exchange offer to meet the minimum condition; Salesforce’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; Salesforce’s ability to successfully integrate Tableau’s operations; Salesforce’s ability to implement its plans, forecasts and other expectations with respect to Tableau’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the impact of Tableau’s business model on Salesforce’s ability to forecast revenue results;

disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of Salesforce’s common stock or on Salesforce’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Tableau’s business relationships, operating results, and business generally; the effect of general economic and market conditions; the impact of geopolitical events; the impact of foreign currency exchange rate and interest rate fluctuations on Salesforce’s results; Salesforce’s business strategy and Salesforce’s plan to build its business, including Salesforce’s strategy to be the leading provider of enterprise cloud computing applications and platforms; the pace of change and innovation in enterprise cloud computing services; the seasonal nature of Salesforce’s sales cycles; the competitive nature of the market in which Salesforce participates; Salesforce’s international expansion strategy; Salesforce’s service performance and security, including the resources and costs required to avoid unanticipated downtime and prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; real estate and office facilities space; Salesforce’s operating results and cash flows; new services and product features; Salesforce’s strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights; the performance and fair value of Salesforce’s investments in complementary businesses through Salesforce’s strategic investment portfolio; Salesforce’s ability to realize the benefits from strategic partnerships, joint ventures and investments; the impact of future gains or losses from Salesforce’s strategic investment portfolio including gains or losses from overall market conditions that may affect the publicly traded companies within Salesforce’s strategic investment portfolio; Salesforce’s ability to execute its business plans; Salesforce’s ability to successfully integrate acquired businesses and technologies; Salesforce’s ability to continue to grow unearned revenue and remaining performance obligation; Salesforce’s ability to protect its intellectual property rights; Salesforce’s ability to develop its brands; Salesforce’s reliance on third-party hardware, software and platform providers; Salesforce’s dependency on the development and maintenance of the infrastructure of the Internet; the effect of evolving domestic and foreign government regulations, including those related to the provision of services on the Internet, those related to accessing the Internet, and those addressing data privacy, cross-border data transfers and import and export controls; the valuation of Salesforce’s deferred tax assets and the release of related valuation allowances; the potential availability of additional tax assets in the future; the impact of new accounting pronouncements and tax laws; uncertainties affecting Salesforce’s ability to estimate its tax rate; the impact of expensing stock options and other equity awards; the sufficiency of Salesforce’s capital resources; factors related to Salesforce’s 2023 and 2028 senior notes, revolving credit facility, 2021 term loan and loan associated with 50 Fremont; compliance with Salesforce’s debt covenants and lease obligations; current and potential litigation involving Salesforce; and the impact of climate change.

Further information on these and other risk and uncertainties relating to Salesforce can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings Salesforce makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of Salesforce’s website at www.salesforce.com/investor. The forward-looking statements included in this communication are made only as of the date hereof. Salesforce and Tableau assume no obligation and does not intend to update these forward-looking statements, except as required by law.